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                                                                       EXHIBIT F


                                    [LOGO]

                           Unisource Worldwide, Inc.
                               1100 Cassatt Road
                               Berwyn, PA 19312

                                 Ray B. Mundt
                           Chairman of the Board and
                            Chief Executive Officer

                                                                   May 28, 1999

Dear Stockholders:

  I am pleased to inform you that on May 25, 1999 Unisource Worldwide, Inc. and Georgia-Pacific Corporation entered into a Merger Agreement pursuant to which a subsidiary of Georgia-Pacific is today commencing a tender offer to purchase all outstanding shares of Unisource common stock for $12.00 per share, net to the seller in cash. The shares of Unisource common stock not acquired in the tender offer will be acquired in a second step merger at the same per share price.

  Your Board of Directors, by the unanimous vote of all directors present and voting, has determined that the tender offer and the merger are fair to and in the best interests of Unisource and its stockholders and has approved the Merger Agreement, the tender offer and the merger. Your Board of Directors recommends that you accept the tender offer by tendering your shares in the tender offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors referred to in the attached Schedule 14D-9 (that is being filed today with the Securities and Exchange Commission).

  Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is the Offer to Purchase, together with related materials, including a Letter of Transmittal to be used for tendering your shares.

  These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

  On behalf of the management and the Board of Directors of Unisource Worldwide, Inc., we thank you for your support.

                                          Sincerely,

                                          /s/ Ray B. Mundt
                                          -------------------------------
                                          Ray B. Mundt
                                          Chairman of the Board and Chief
                                           Executive Officer